Exhibit 99.3

CHINA INFORMATION TECHNOLOGY, INC.
ANNUAL MEETING OF MEMBERS
TO BE HELD ON DECEMBER 20, 2013

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder of CHINA INFORMATION TECHNOLOGY, INC., a British Virgin Islands company (the “Company”), acknowledges receipt of the Notice of Annual Meeting of Members and Proxy Statement, dated October 31, 2013, and hereby constitutes and appoints Mr. Jiang Huai Lin and Ms. Iris Yan, or either of them acting singularly in the absence of the other, with full power of substitution in either of them, the proxies of the undersigned to vote with the same force and effect as the undersigned all the Company’s Ordinary Shares which the undersigned is entitled to vote at the 2013 Annual Meeting of Members to be held on December 20, 2013, and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said proxies may do or cause to be done by virtue thereof with respect to the following matters:

       The undersigned hereby instructs said proxies or their substitutes:

       1. Elect as Directors the nominees listed below:

01 Jiang Huai Lin	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
02 Zhi Qiang Zhao	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
03 Yun Sen Huang	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
04 Remington C.H. Hu	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]
05 Yong Jiang	FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

       2. Ratify the appointment of GHP Horwath, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013; and.

FOR [   ]          AGAINST [   ]          ABSTAIN [   ]

       3. Approve the China Information Technology, Inc. 2013 Equity Incentive Plan.

FOR [   ]          AGAINST [   ]          ABSTAIN [   ]

       4. To transact us other business as may properly come before the meeting and any adjournment or adjournments thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED; IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS LISTED ON THE FRONT OF THIS PROXY CARD. IN THEIR DISCRETION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING, INCLUDING (WITHOUT LIMITATION) THE ELECTION OF ANY PERSON TO THE BOARD OF DIRECTORS WHERE A NOMINEE NAMED IN THE PROXY STATEMENT DATED OCTOBER 31, 2013 IS UNABLE TO SERVE OR, FOR GOOD CAUSE, WILL NOT SERVE. THIS PROXY IS GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE BRITISH VIRGIN ISLANDS.

I (we) acknowledge receipt of the Notice of Annual Meeting of Members and the Proxy Statement dated October 31, 2013, and the 2012 Annual Report to Stockholders and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

Please sign, date and mail this proxy immediately in the enclosed envelope.

Name

Name (if joint)

Date _____________, 2013

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope.